FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November 2002


                         Commission File Number: 1-14396


               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               --------------------------------------------------
                 (Translation of registrant's name into English)


        23-24/Floor, East Exchange Tower, 38-40 Leighton Road, Hong Kong
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                           Form 20-F    [X]     Form 40-F [_]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


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         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]             No  [X]


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.



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Information furnished on this form:

         Announcement, dated November 22, 2002, by the Registrant disclosing the Paid Announcement of the changes of directors.


                                     EXHIBIT

EXHIBIT NUMBER                                                          PAGE
--------------                                                          ----

1.1      Announcement, dated November 22, 2002, by the Registrant         5
         disclosing the Paid Announcement of the changes of directors.



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                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                              --------------------------------------------------
                                                (Registrant)




Date: November 25, 2002            By:  /s/ Peter Jackson
                                        ---------------------------------------
                                        Peter Jackson
                                        Chief Executive Officer